Exhibit 99.2

SOLARBANK CORPORATION

(the “Corporation”)

Annual General and Special Meeting of Shareholders

December 12, 2024

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the Meeting:	4,971,237

Total issued and outstanding Common Shares as at record date:	30,907,291
Percentage of issued and outstanding Common Shares represented:	16.08%

General Business

1.	ZH CPA, LLC, were appointed as auditors of the Corporation until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration.

2.	The following nominees were elected as directors to serve until the close of the next annual general meeting or until their successors are duly elected or appointed:

●	Dr. Richard Lu
●	Matthew Wayrynen
●	Paul Pasalic
●	Paul Sparkes
●	Chelsea Nickles

Special Business

1.	Disinterested Shareholders voted to approve the Corporation’s Share Compensation Plan and all unallocated entitlements under the Share Compensation Plan.

2.	Shareholders voted to approve a special resolution to authorize the board of directors of the Corporation to set the number of directors from time to time within the minimum and maximum number of directors set forth in the articles of the Corporation, in accordance with Section 125(3) of the Business Corporations Act (Ontario).

No other business was voted upon at the Meeting.

Dated: December 12, 2024